Exhibit 99.8

January 20, 2023

Canadian Securities Exchange
First Canadian Place
100 King Street West, Suite 7210
Toronto, ON M5X 1E1

To Whom It May Concern:

Re: IM Cannabis Corp. (the “Company”) private placements of common shares and warrants

The Company hereby confirms receipt of value in the form of i) gross cash proceeds of US$946,465 and ii) settlement of US$127,690 in debt owed by the Company for aggregate deemed consideration of $1,074,155 in connection with the issuance of 859,324 common shares in the capital of the Company and 859,324 common share purchase warrants of the Company. The common shares and warrants were issued pursuant to i) the closing of the second tranche of a listed issuer financing exemption offering and ii) the closing of a concurrent private placement offering, each as disclosed in the Company’s press release and Form 9 – Notice of Proposed Issuance of Listed Securities filed with the Canadian Securities Exchange dated January 20, 2023.

Yours truly,

IM Cannabis Corp.

“Oren Shuster”

Oren Shuster
Chief Executive Officer

Beit Hakshatot, Kibutz Glil-Yam, ISRAEL, 4690500.Tell: 972-77-4442333 I Fax: 972-77-4442332
www.imcannabis.com I info@imcannabis.com